Filed by Heartland Payment Systems, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company:  Heartland Payment Systems, Inc.
Commission File No.: 001-32594
Date: December 16, 2015

The following questions and answers were developed by Heartland Payment Systems, Inc. to respond to merchant and customer questions.

Merchant/Customer Holding Statements and FAQ

INTRODUCTION
The purpose of this document is to provide approved verbal only responses for sales and support to use in response to anticipated questions that may come up from customers when the deal is announced.  It is important to have the management team all on the same page as discussions and questions move throughout the organization.

Questions pertaining to specifics on the integration plan will be answered when the deal closes.

GENERAL TALKING POINTS

Draft
Holding Statement for Respective Merchants/Customers

We are pleased to announce that Global Payments has entered into a definitive agreement to acquire Heartland Payment Systems.

Our customers are our top priority and we remain committed to providing the same high level of service and support that you have come to expect. We continue to operate business as usual and you can expect to continue working with the same contacts you work with today. We do not anticipate immediate changes to your current processing relationship and there's nothing you need to do at this time.

Please see the press release for more details at globalpaymentsinc.com.

GENERAL

Q:	What transaction has been announced?
A:	Global Payments will acquire Heartland in a cash-and-stock transaction for $100.00 per share, representing a transaction value of approximately $4.3 billion. Consideration for the transaction will consist of 0.6687 shares of Global Payments stock and $53.28 for each share of Heartland stock at closing, subject to the terms of the merger agreement. Existing Global Payments' shareholders will own approximately 84 percent of the combined entity at closing.

Q:  Who is Global Payments?
A:	Global Payments Inc. is a leading worldwide provider of payment technology services. Headquartered in Atlanta, Georgia with more than 4,500 employees worldwide, Global Payments is a Fortune 1000 Company with merchants and partners in 29 countries throughout the Americas, Europe and the Asia-Pacific region.

Q:    Who is Heartland?
A:	Heartland Payment Systems is a Fortune 1000 company and one of the largest payment processors in the United States. It delivers point of sale, mobile commerce, ecommerce, marketing solutions, payroll solutions and related business solutions to more than 300,000 business and educational locations throughout the U.S.

Q:    What changes can I expect from this event?
A:	We plan to combine the best of both companies. Until closing, we continue to operate business as usual and you can expect to continue working with the same contacts you work with today. We expect the combination of both Global Payments and Heartland will streamline and enhance the overall service experience of our respective customers.

MERCHANTS

Q:	What does this mean to me, will I lose my services or have to change my processing solutions?
A:	Until closing, we continue to operate business as usual and you can expect to continue working with the same contacts you work with today. It means that you will still enjoy all of your current offerings, but with added capabilities and resources, both short and long term, after closing.

Q:	Will the merchant bill of rights remain?
A:	Until closing, we continue to operate business as usual. No changes are expected between now and close for Global Payments' or Heartland's merchants. In the U.S., Heartland will continue to operate under its brand with the merchant bill of rights.

Q:	What happens to my contract?
A:	Until closing, we continue to operate business as usual. No changes are expected between now and the completion of this transaction.

Q:	Will my merchant statements change?
A:	Until closing, we continue to operate business as usual. No changes are expected between now and the completion of the transaction.

Q:	Will we have better pricing on Global Payments?
A:	Until closing, we continue to operate business as usual. No changes on pricing are expected between now and the completion of the transaction.

Q:	Will the name of the company change?
A:	Until closing, we continue to operate business as usual. No changes are expected between now and close. After closing, in the U.S., Heartland will continue to operate under its brand with the merchant bill of rights and the sales professionals' bill of rights.

PARTNERS

Q:	What happens if I refer a merchant to you who is already with Global Payments? Do I still get commission?
A:	Yes, you will still receive your commission. No changes are expected between now and the completion of the transaction.

Q:	How will my customer's experience change from an underwriting and risk standpoint?
A:	Until closing, we continue to operate business as usual. After closing, we will work to leverage best practices from both companies in order to deliver the highest quality customer experience.

Q:	Will my Account Manager change?
A:	Until closing, we continue to operate business as usual. No changes are expected between now and the completion of the transaction.

Q:	Will there be any change to my certification?
A:	Until closing, we continue to operate business as usual. No changes are expected between now and the completion of the transaction.

Q:	Will my customers currently processing with Heartland need to be converted to Global Payments?
A:	Until closing, we continue to operate business as usual. No changes are expected between now and the completion of the transaction.

Q:	Does this deal affect my partnership contract?
A:	Until closing, we continue to operate business as usual. No changes are expected between now and the completion of the transaction.

Important Additional Information and Where to Find It
In connection with the proposed merger, Global Payments Inc. ("Global Payments") will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Heartland Payment Systems, Inc. ("Heartland") that also constitutes a prospectus of Global Payments, as well as other relevant documents concerning the proposed transaction. Heartland will mail the proxy statement/prospectus to its stockholders. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A free copy of the proxy statement/prospectus, as well as other filings containing information about Global Payments and Heartland, may be obtained at the SEC's website when filed. (http://www.sec.gov). You will also be able to obtain these documents, when filed, free of charge, from Global Payments at investors.globalpaymentsinc.com or from Heartland by accessing Heartland's website at www.heartlandpaymentsystems.com/investor-relations. Copies of the proxy statement/prospectus when filed can also be obtained, free of charge, by directing a request to our Investor Relations department at Global Payments Inc., 10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328-3473, Attention: Investor Relations, by calling (770) 829-8234, or by sending an e-mail to Investor.Relations@globalpay.com or to Heartland's Investor Relations department at 90 Nassau Street, Second Floor, Princeton, NJ 08542 by calling (609) 683-3831 or by sending an e-mail to Heartland_ir@gregoryfca.com.

Global Payments and Heartland and certain of their respective directors and officers may be deemed to be participants in the solicitation of proxies from the Heartland stockholders in respect of the proposed merger. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of Heartland stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Global Payments' directors and executive officers is contained in Global Payments' Annual Report on Form 10-K for the fiscal year ended May 31, 2015 and its Proxy Statement on Schedule 14A, dated September 25, 2015, which are filed with the SEC. Information regarding Heartland's directors and executive officers is contained in Heartland's Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated March 27, 2015, which are filed with the SEC.

Forward-Looking Statements
Investors are cautioned that some of the statements we use in this document contain forward-looking statements and are made pursuant to the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties and depend upon future events or conditions. Actual events or results might differ materially from those expressed or forecasted in these forward-looking statements. Accordingly, we cannot guarantee you that our plans and expectations will be achieved. Such statements may include, but are not limited to, statements about the benefits of the proposed merger between Global Payments and Heartland, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Important factors, among others, that could cause actual events or results to differ materially from those anticipated by our forward-looking statements or historical performance include the ability to meet closing conditions to the merger at all or on the expected terms and schedule, including without limitation the approval of Heartland's stockholders and other regulatory approvals required for the merger; delay in closing the merger or failure to consummate the merger; difficulties and delays in integrating the Heartland business or fully realizing cost savings and other benefits of the merger at all or within the expected time period; business disruption during the pendency of the merger or following the merger making it more difficult to maintain business and operational relationships, including financial institution sponsorship; loss of key personnel, Global Payments' and Heartland's ability to accurately predict future market conditions; and changes in laws, regulations or network rules or interpretations thereof impacting Global Payments or Heartland. Additional factors that could cause events or results to differ materially from those anticipated by our forward-looking statements or historical performance can be found in Global Payments' Annual Report on Form 10-K for the year ended May 31, 2015, Heartland's Annual Report on Form 10-K for the year ended December 31, 2014 and each company's subsequent filings with the SEC. Our forward-looking statements speak only as of the date they are made and should not be relied upon as representing our plans and expectations as of any subsequent date. We undertake no obligation to revise any of these statements to reflect future circumstances or the occurrence of unanticipated events.